July 31, 2008

Ms. Mary Mast

Ms. Vanessa Robertson

Mail Stop 6010

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20548

Re:

Mach One Corporation.

Registration Statement on Form S-1

Amendment no. 5 filed July 17, 2008

File No. 333-146744

Dear Ms. Mast and Ms. Robertson,

Thank you for the quick response and for your comment letter of July 29, 2008. Following are Mach One’s responses to your comments.  For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

General

1. Please include a table of contents and page numbers as requested by Item 502(a) of Regulation S-K. Included.

2. We note your response to comment 17. Please tell us whether the USDA requested information pertaining to any of your products other than the nasal spray for cattle. We may have additional comments. Information requested only pertaining to nasal spray.

Prospectus Summary

3. Please refer to the last sentence of the introductory paragraph. The amount of current liabilities as of March 31, 2008 appears to be incorrect. Please revise. Revised.

Prospectus Summary - Our Business

4. Please refer to the discussion in the penultimate paragraph where you discuss the results of the test herds product testing and the onset of full production of product. If you elect to retain this disclosure, please update the discussion and provide additional information about the study, the results obtained, and whether the results have been subjected to statistical analysis for significance. In addition, if you elect to retain this disclosure in the prospectus summary, it should also be presented in greater detail in your business section. Deleted disclosure.

5. The last sentence of the penultimate paragraph refers to certain oral contracts. Consideration should be given to deleting the reference to these "contracts" in this section and elsewhere in the prospectus since these are not written contracts. Deleted Reference.

Summary Financial Data

6. Please revise the amount of loss from operations for the quarter ended March 31, 2008 of $(411,183) to agree with the amount on the statement of operations of $(361,183). Revised.

Business

7. We note your response to comments 9 and 10. Your response refers to an "attached agreement with Dr. Nash," however no agreement was attached to the correspondence. Please expand the discussion to describe the material terms of the agreement between the company and Dr. Nash which agreement permits the company to utilize Dr. Nash’s patents. In addition, please file the agreement as an exhibit. Expanded and attached.

Description of Securities

8. Please refer to the penultimate paragraph under the subheading “12% Convertible Notes." Please expand the discussion to indicate the aggregate amount of funding you have received to date from Mr. Sallstrom, when such funds were received, and whether and when repayment of the note has begun. In the event the $1 million promissory note was sold at a discount, this fact should be clearly described. Revised.

9. We note you issued 1,000,000 shares of your common stock to Mr. Sallstrom in February 2008 as "inducement to enter the note agreement." Please expand the discussion in this section to include a description of this 'Inducement." In addition, since you issued the note in April 2007, tell us why the "inducement" shares were not issued until February 2008. Revised.

Management's Discussion and Analysis or Plan of Operation

Results of Operations

Fiscal Year Ending December 31,2007 Compared to Fiscal Year Ending December 31, 2006

10. Refer to your response to comment 16. We note that you still have not included an explanation for the increase in sales and the decrease in cost of sales for the year ended December 31, 2007. Also, please revise the amounts for general and administrative expense for 2006 and 2007 to agree with the statement of operations. Revised.

General

11. The list of exhibits indicates the legal opinion and related consent were filed with the company's SB-2 filed in October 2007. However, it does not appear that you have filed the opinion of counsel and related consent. Please advise or file the opinion of counsel and related consent as soon as possible. Filed as Exhibit 5.1.

Consolidated Balance Sheets

12. Please refer to your response to comment 20. Since the final payment was due in November 2006, it is not clear why this amount would be classified as a prepayment as of March 3 1,2007. In addition, since the amount was not paid until March 2007, please clarify whether you had a note payable on your balance sheet for this payment as of December 31, 2006. It appears as though the amount has been classified in property and equipment as of December 31, 2006 and then as a prepayment at March 31, 2007. Please clarify. Corrected entry as of December 31, 2006 to reflect purchase agreement prepayment and propert and equipment net of depreciation. . Payment term was extended by mutual agreement from November 2006 to March 2007. March 31, 2007 reflects corrected property and equipment net of depreciation as final payment was made in March 2007.

Consolidated Statements of Operations

13. Please explain the change in the weighted average shares outstanding from 61,935,585 in amendment No. 3 to 73,152,387 in 2007 and from 38,752,585 in amendment No. 3 to 45,426,651 in 2006. Corrected.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

14. Please revise the heading of this statement to also include the years ended December 31, 2007 and 2006. Revised.

15. Please refer to your response to comment 23. We note that you did revise the amount for total Paid in Capital in the statement of stockholders' equity as of March 31,2008 but you did not revise the amount for Additional Paid-in Capital on the balance sheet. In addition, you did not revise the Total Stockholder's Equity balance as of March 31, 2008 for the 'shares issued under terms of note'. Please revise. Revised.

16. Please refer to your response to comment 24 and your revised disclosures. It appears as though the line item 'Shares issued in connection with merger' should have been deleted. In addition, the number of shares of common stock issued during 2006 plus the number of shares as of December 31, 2005 does not agree to the total number of shares as of December 31, 2006. Please revise. Revised to add additional line item of 1,560,000 shares left off document as filed.

17. Please refer to your response to comment 25. Please clarify what the fair value of the common stock was at the commitment date. In addition, it appears as though the beneficial conversion expense should have been recorded at the date of issuance. Please refer to Exhibit 98-5A of EITF 98-5, Case 1 (c). Provide us with the journal entries and dollar amounts similar to the format in this example. The fair value of the common stock at the commitment date was the amount of the convertible notes- $325,000 in total. The beneficial conversion expense will always be 50% of any converted amounts per the terms of the note. Case 1(c)—This example has been deleted from Issue 98-5 as of November 2007.  The instrument described in this example is within the scope of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as it embodies an unconditional obligation that the issuer may settle by issuing a variable number of its equity shares and the monetary value of the obligation is based solely on a fixed monetary amount that is known at the inception of the instrument. Within FASB 150, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, identifies the characteristics of financial information that make it useful: relevance and reliability and their components. The changes in this Statement will enhance the relevance of accounting information by providing more information about an entity’s obligations to transfer assets or issue shares, thus, improving its predictive value to users. Reliability of accounting information will be improved by providing a portrayal of an entity’s capital structure that is unbiased, verifiable, and more representationally faithful than information reported prior to issuance of this Statement. Because restatement on transition is prohibited, the initial and ongoing costs of those changes have been minimized. Overall, in the Board’s opinion, the benefits of this Statement in terms of improved decision usefulness, relevance, and reliability justify the costs. We are taking the beneficial conversion expense in the periods they occur as a result of a conversion. It is our opinion that this better reflects the actual expenses of the company as they occur rather than taking a large expense at commitment date. We believe we are representing the convertible note transaction in the spirit of FASB 150 and are providing relevant and predictable information to our shareholders.

Consolidated Statements of Cash Flows

18. Please include the audited statements of cash flows for the years ended December 31, 2007 and 2006. Included.

19. Please refer to your response to comment 27. We cannot evaluate your compliance with our comment until you have included the statement of cash flows for December 31, 2007 and 2006. However, we did note that it appears as though the amounts in the statement of stockholders' equity sum to $131,360 rather than the $130,860 in your response. Therefore, in your next amendment please ensure that the amount for "Proceeds from issuance of stock" on the statement of cash flows for 2006 agrees to the amounts shown in the statement of stockholders' equity. The sum of proceeds from issuance of stock actually totals $209,860 and has been corrected in the 2006 cash flows. There were a total of 7 stock purchase agreements executed in 2006 that totaled $209,860. Our auditor has been notified of the error and he has made the correction and released a current audit letter dated after the change.

Note 4 - Loan Payable

20. Please refer to your response to comment 29 and your revised disclosures. Please explain why the loan payable to a related party in the amount of $85,868 in 2006 was classified as long-term in 2006 since it was due on demand. Revised to reflect as short term.

Note 5 - Notes Payable

21. Please refer to your response to comment 30 and your revised disclosures. Please revise your disclosure to include the term of Note #1 and the term of Note #2. Revised to include term.

Note 6 - Convertible Notes Payable

22. Please refer to your response to comment 31. Please tell us if the conversion feature meets all of the criteria in paragraph 6 of SFAS 133. Specifically address whether or not the feature meets the net settlement requirement in paragraph 6c. Refer also to paragraph 9c and paragraph 57(c)(3) of SFAS 133. If you continue to believe that the conversion feature met the criteria for a derivative at the balance sheet dates in the filing, please provide us with the dollar amount of the fair value of the conversion feature and your quantitative and qualitative analysis of whether this should be treated as a correction of an error. Refer to Staff Accounting Bulletins 108 and 99. SFAS 150, which requires financial instruments to be classified as liabilities if they have any of the following features: (a)The issuer has an unconditional obligation to redeem the instruments by transferring assets at a specified or determinable date, or upon an event certain to occur. (b)The issuer has an unconditional obligation to repurchase its equity shares and is required or may be required to settle such obligation by transferring assets when the holder exercises its right to demand repurchase. (c) The issuer has an unconditional obligation to issue a variable number of shares under certain circumstances. Our position is that the convertible note meets the requirements of both (a) and (c) as the note has a due date and has an unconditional obligation to issue a variable number of shares based on market price at date of conversion. We have treated the notes as a liability in their face amounts since execution. SFAS 133 applies if an instrument is not governed by SFAS 150. As our position is that SFAS 150 is applicable here, we have not responded specifically to the SFAS 133 part of your comment. Please provide further guidance if needed.

Exhibit 15.1

23. Please revise the wording of the letter to reference the standards established by the Public Company Accounting Oversight Board rather than the American Institute of Certified Public Accountants, Refer to PCAOB Standard number one. Revised per standard.

Exhibit 23.2

24. Please revise the wording of the consent to reflect the fact that a review of the financial statements for the three months ending March 31, 2008 and 2007 was performed rather than an audit of the financial statements. Revised.

25. Please file an updated consent for the audited financial statements in the amendment in which you go effective. Updated.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach One Corporation requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 9:30 a.m. on the morning of August 5, 2008 or as soon thereafter as practicable.

Mach One acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte B. Tobin

Monte B. Tobin

Chief Executive Officer